

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2018

David J. Mills
Chief Financial Officer
Primo Water Corporation
101 North Cherry Street
Suite 501
Winston-Salem, NC 27101

> **Re: Primo Water Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed March 7, 2018**
> **File No. 001-34850**

Dear Mr. Mills:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Consumer Products